Goldman Sachs ETF Trust | 200 West Street | New York, NY 10282-2198

January 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Trust”)

Request for Withdrawal of Post-Effective Amendments

File Nos. 333-200933 and 811-23013

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
460	9/14/2022	485APOS	0001193125-22-244562

481	11/22/2022	485BXT	0001193125-22-291075

493	12/21/2022	485BXT	0001193125-22-309962

505	1/19/2023	485BXT	0001193125-23-010851

514	2/9/2023	485BXT	0001193125-23-030041

522	3/9/2023	485BXT	0001193125-23-066075

530	4/5/2023	485BXT	0001193125-23-092101

540	5/4/2023	485BXT	0001193125-23-135751

548	6/1/2023	485BXT	0001193125-23-158843

553	6/29/2023	485BXT	0001193125-23-178333

568	7/27/2023	485BXT	0001193125-23-196078

578	8/24/2023	485BXT	0001193125-23-219899

587	9/21/2023	485BXT	0001193125-23-239613

597	10/19/2023	485BXT	0001193125-23-259262

604	11/16/2023	485BXT	0001193125-23-278784

606	12/14/2023	485BXT	0001193125-23-295380

620	1/11/2024	485BXT	0001193125-24-028239

627	2/8/2024	485BXT	0001193125-24-028239

630	3/7/2024	485BXT	0001193125-24-061888

635	4/4/2024	485BXT	0001193125-24-087011

636	4/18/2024	485BXT	0001193125-24-100504

642	5/16/2024	485BXT	0001193125-24-140291

646	6/13/2024	485BXT	0001193125-24-160410

648	7/11/2024	485BXT	0001193125-24-177578

652	8/8/2024	485BXT	0001193125-24-196725

653	9/5/2024	485BXT	0001193125-24-213801

655	10/3/2024	485BXT	0001193125-24-231715

657	10/31/2024	485BXT	0001193125-24-248230

659	11/21/2024	485BXT	0001193125-24-263073

664	12/19/2024	485BXT	0001193125-24-281724

675	1/16/2025	485BXT	0001193125-25-007418

677	2/13/2025	485BXT	0001193125-25-026190

681	3/13/2025	485BXT	0001193125-25-053559

686	4/10/2025	485BXT	0001193125-25-077534

688	5/8/2025	485BXT	0001193125-25-115624

691	6/5/2025	485BXT	0001193125-25-135408

693	7/2/2025	485BXT	0001193125-25-154412

695	7/31/2025	485BXT	0001193125-25-170201

696	8/28/2025	485BXT	0001193125-25-190600

698	9/25/2025	485BXT	0001193125-25-216484

701	10/23/2025	485BXT	0001193125-25-248011

703	11/20/2025	485BXT	0001193125-25-288991

704	12/18/2025	485BXT	0001193125-25-324481

These Post-Effective Amendments relate to a series of the Trust, Goldman Sachs ActiveBeta® Emerging Markets Low Vol Plus Equity ETF. No securities were sold in connection with these Post-Effective Amendments, which have not become effective. The Trust has determined that it has no plans to proceed with the offering of this series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Vince Nguyen of Dechert LLP, at (212) 698 3566.

Sincerely,

/s/ Robert Griffith
Robert Griffith
Secretary